UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
__________

FORM SD

Specialized Disclosure Report

Belden Inc.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)
_____________________

Delaware	001-12561	36-3601505
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 North Brentwood Boulevard, 15th Floor
St. Louis, Missouri 63105
(Address of Principal Executive Offices, including Zip Code)

Brian E. Anderson
Senior Vice President, Legal, General Counsel and Corporate Secretary
(314) 854-8000
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X]    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 – Conflict Minerals Disclosure
Item 1.01    Conflict Minerals Disclosure and Report
Background
In 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) became law. Section 1502 of the Act required the Securities and Exchange Commission (the “SEC”) to promulgate rules to provide a framework under which U.S. publicly-traded companies would be required to make certain disclosures about the presence and source of certain minerals in their products. Specifically, the Act was designed to provide transparency as to which companies were sourcing materials from the Democratic Republic of the Congo (the “DRC”) or adjoining nations, a region known for human rights concerns in connection with mining activities. The minerals mentioned in the Act are now commonly known as “3TG”: tin, tantalum, tungsten and gold.
Belden Inc. (the “Company”) is a manufacturer of certain products in which one or more of the 3TG minerals is present and is necessary to the functionality of the products. For example, the Company manufactures a wide variety of cable products in which the conductor is tin-plated copper, the Company manufactures connectors utilized in signal transmission that are gold plated, and the Company manufactures networking equipment containing printed circuit boards that contain tungsten and tantalum.
Once the SEC issued final rules (the “Rules”) implementing Section 1502 of the Act in the fall of 2012, the Company formed a conflict minerals steering committee composed of representation from the following functional areas of the Company: purchasing, legal, engineering, information technology, finance, operations, environmental, health and safety, sales and marketing, and internal audit. Following a series of meetings, interviews and training sessions, the steering committee delegated to the regional purchasing directors (Americas, EMEA and Asia-Pacific) the task of conducting the reasonable country of origin inquiry required by the Rules.
Reasonable Country of Origin Inquiry
Like many other U.S. manufacturers, the Company sources its 3TG raw materials and components containing 3TG through a complicated, many layered supply chain oftentimes involving many parties with which the Company has no business relationship and no privity of contract. It quickly became apparent that determining whether or not any of this 3TG originated in the DRC was going to be a challenging task requiring an extensive due diligence process. Because the Company has been unable to make any definitive determination of the country of origin of its 3TG materials without such due diligence, it believes it is required to prepare the Conflict Minerals Report described in the Rules. The Company’s Conflict Minerals Report is included as Exhibit 1.01 to this Form SD and is hereby incorporated by this reference and is available on the Company’s website at www.belden.com.
Item 1.02    Exhibit
As described in Item 1.01, the Company’s Conflict Minerals Report is included as Exhibit 1.01 to this Form SD.
Section 2 – Exhibits
Item 2.01    Exhibits
The following exhibit is filed as part of this report:
Exhibit 1.01 – Conflict Minerals Report of Belden Inc. for the calendar year ending December 31, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BELDEN INC.

Date: May 27, 2021	By:	/s/ Brian E. Anderson
Brian E. Anderson
Senior Vice President-Legal, General
Counsel and Corporate Secretary

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